SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549

                     -----------------------

                            FORM 11-K


(Mark One)

     [ X ]     ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

               For the Fiscal Year ended March 30, 1995

                               OR

     [   ]     TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

               For the transition period from _______ to _______

                    Commission file number 0-10180



            COMPUTER ASSOCIATES SAVINGS HARVEST PLAN
                    (Full Title of the Plan)


             Computer Associates International, Inc.
                  One Computer Associates Plaza
                    Islandia, NY  11788-7000
     (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

ITEM 1.   Financial Statements and Exhibits.

     (a) The financial statements filed herewith consist of the following:

Report of Independent Auditors . . . . . . . . . .  . . . . F-1

Statement of Net Assets Available for Benefits
  March 30, 1995 and 1994 . . . . . . . . . . . . . . . . . F-2

Statement of Changes in Net Assets Available for
  Benefits Years Ended March 30, 1995 and 1994  . . . . . . F-5

Notes to Financial Statements - March 30, 1995  . . . . . . F-7

ITEM 27a- Schedule of Assets Held for Investment
          purposes as of March 30, 1995 . . . . . . . . . . F-12

ITEM 27d- Schedule of Reportable Transactions as of
          March 30, 1995  . . . . . . . . . . . . . . . . . F-13

     (b) The exhibits filed in connection with this Annual Report are as follows:

          Exhibit Number                Document
          --------------                --------
          Exhibit 23(a)                 Consent of Ernst & Young

                           SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee (who administer the Computer Associates Savings Harvest Plan) have duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                                        COMPUTER ASSOCIATES
                                        SAVINGS HARVEST PLAN


Date:     September 21, 1995             By: /s/Peter Schwartz
                                            ---------------------
                                            Peter Schwartz
                                            Member, Plan Committee

                Financial Statements and Schedules

              Computer Associates Savings Harvest Plan

                 Years ended March 30, 1995 and 1994
                 with Report of Independent Auditors

              Computer Associates Savings Harvest Plan

                 Financial Statements and Schedules


                 Years ended March 30, 1995 and 1994




                        CONTENTS



Report of Independent Auditors                                 F-1

Audited Financial Statements

Statements of Net Assets Available for Benefits                F-2
Statements of Changes in Net Assets Available for Benefits     F-4
Notes to Financial Statements                                  F-6

Schedules
Item 27a - Schedule of Assets Held for Investment Purposes    F-11
Item 27d - Schedule of Reportable Transactions                F-12


                 Report of Independent Auditors

Administrative Committee
Computer Associates Savings Harvest Plan

We  have  audited the accompanying statements of net  assets available
for  benefits  of  Computer  Associates   Savings Harvest  Plan as of
March 30, 1995 and 1994, and the related statements  of changes in net assets available for  benefits for the years then ended. These financial statements are the responsibility  of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We   conducted  our  audits  in  accordance  with  generally accepted auditing standards. Those standards require that we plan  and  perform the audit to obtain reasonable  assurance about  whether the financial statements are free of material misstatement. An audit includes examining, on a test  basis, evidence  supporting  the amounts  and disclosures  in  the financial  statements. An audit also includes assessing  the accounting principles used and significant estimates made by management,  as  well  as evaluating the  overall  financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Computer Associates Savings Harvest Plan at March 30,
1995 and 1994, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our  audits were made for the purpose of forming an  opinion on   the
financial  statements  taken  as  a  whole.   The accompanying
supplemental schedules 27a-schedule  of  assets held  for  investment purposes as of  March  30,  1995  and 27d-schedule of reportable transactions for the  year  ended March 30, 1995, are presented for
purposes of complying with the   Department  of  Labor's  Rules  and
Regulations   for Reporting  and  Disclosure  under  the  Employee
Retirement Income Security Act of 1974, and are not a required part  of the  financial  statements. The supplemental schedules  have been subjected  to the auditing procedures applied  in  our audit  of the
1995 financial statements and, in our opinion, are  fairly  stated in all material respects in relation  to the 1995 financial statements taken as a whole.

                                            Ernst + Young LLP
July 7, 1995




          Computer Associates Savings Harvest Plan

        Statement of Net Assets Available for Benefits

                       March 30, 1995
                                                         U.S. Equity             Growth and    Computer   Retirement
                                 Intermediate   Puritan     Index      Magellan    Income     Associates  Money Market Participant
                        Total    Bond Fund      Fund     Portfolio      Fund     Portfolio    Stock Fund   Portfolio   Loans Fund
                      -----------------------------------------------------------------------------------------------------------
Assets
Investments,at
 fair value           $222,558,853 $19,424,087 $40,928,748 $13,784,687 $24,205,174 $14,258,772 $79,469,626 $30,487,759
Loans receivable from
employees                7,655,895                                                                                     7,655,895
Contributions
receivable:
Computer Associates
International, Inc.     14,966,926                                                              14,966,911          15
                      ----------------------------------------------------------------------------------------------------------
Total assets           245,181,674  19,424,087  40,928,748  13,784,687  24,205,174  14,258,772  94,436,537  30,487,774 7,655,895


Liabilities
Distributions payable      578,887      19,036      57,446      30,671      74,517      33,279     122,121     241,817
                      ----------------------------------------------------------------------------------------------------------
Total liabilities          578,887      19,036      57,446      30,671      74,517      33,279     122,121     241,817

                      ----------------------------------------------------------------------------------------------------------

Net assets available
 for benefits         $244,602,787 $19,405,051 $40,871,302 $13,754,016 $24,130,657 $14,225,493 $94,314,416 $30,245,957 $7,655,895
                      ===========================================================================================================

See accompanying notes.


                          Computer Associates Savings Harvest Plan

                       Statement of Net Assets Available for Benefits

                                     March 30, 1994

                                                         U.S. Equity             Growth and   Computer    Retirement
                                 Intermediate  Puritan      Index      Magellan    Income    Associates  Money Market Participant
                       Total      Bond Fund     Fund      Portfolio      Fund     Portfolio  Stock Fund   Portfolio    Loans Fund
                    --------------------------------------------------------------------------------------------------------------
Assets
Investments, at
 fair value         $144,530,503 $21,144,591 $36,551,244 $12,880,666  $17,161,563 $8,667,371  $36,092,757  $12,032,311
Loans receivable
 from employees        6,179,393                                                                                       $6,179,393
Contributions
 receivable:
Computer Associates
International, Inc.   13,287,584      43,112      12,208      2,928       12,325      15,232  13,201,779
                    -------------------------------------------------------------------------------------------------------------
Total assets         163,997,480  21,187,703  36,563,452  12,883,594   17,173,888  8,682,603  49,294,536    12,032,311  6,179,393

Liabilities
Distributions
 payable               1,079,807     241,284     356,022     161,222       88,157     58,913     126,056        48,153
                    -------------------------------------------------------------------------------------------------------------
Total liabilities      1,079,807     241,284     356,022     161,222       88,157     58,913     126,056        48,153

                    -------------------------------------------------------------------------------------------------------------
Net assets available
for benefits        $162,917,673 $20,946,419 $36,207,430 $12,722,372  $17,085,731 $8,623,690 $49,168,480   $11,984,158 $6,179,393
                    =============================================================================================================

See accompanying notes.

               Computer Associates Savings Harvest Plan

      Statement of Changes in Net Assets Available for Benefits

                        Year ended March 30, 1995

                                                                                                          Retirement
                                                          U.S.Equity                          Computer     Money
                                  Intermediate   Puritan    Index      Magellan   Growth and  Associates   Market   Participant
                          Total    Bond Fund      Fund    Portfolio     Fund     Income Fund  Stock Fund  Portfolio  Loans Fund
                       ----------------------------------------------------------------------------------------------------------

Additions
Contributions:
 Computer Associates
  International, Inc. $ 19,014,650  $  443,607  $  806,422  $  297,343  $  758,821  $  500,775 $15,624,585  $  583,097
Employees               13,791,023   1,356,668   2,779,842   1,022,279   2,871,212   1,854,999   2,390,788   1,515,235
Interest income from
 investments             8,425,176   1,503,732   3,166,840     440,998     781,563     890,265     106,098   1,535,680
Net realized and
 unrealized appreciation
 (depreciation)
 in fair value of
 investments            43,257,943    (690,918)   (327,511)  1,449,900   1,032,068     553,342  41,241,062

Transfer from
 other plans            15,104,399     654,647   1,119,296     488,124   1,670,637   1,590,313     615,755   8,563,583  $ 402,044
                     ------------------------------------------------------------------------------------------------------------
Total additions         99,593,191   3,267,736   7,544,889   3,698,644   7,114,301   5,389,694  59,978,288  12,197,595    402,044

Deductions
Withdrawals and
distributions          (17,658,125) (1,878,234) (3,265,516) (1,161,416) (1,991,972)   (991,881) (3,096,531) (4,358,698) (913,877)
Interfund transfers
 - net                              (2,924,477)    392,588  (1,505,172)  1,923,892   1,206,145 (11,734,292) 10,652,981  1,988,335
Administrative expenses   (249,952)     (6,393)     (8,089)       (412)     (1,295)     (2,155)     (1,529)   (230,079)
                       ---------------------------------------------------------------------------------------------------------
Total(deductions)
additions              (17,908,077) (4,809,104) (2,881,017) (2,667,000)    (69,375)    212,109 (14,832,352)  6,064,204  1,074,458
                       ----------------------------------------------------------------------------------------------------------

Net additions
 (deductions)           81,685,114  (1,541,368)  4,663,872   1,031,644   7,044,926   5,601,803  45,145,936  18,261,799  1,476,502
Net assets available
 for benefits at
 beginning of year     162,917,673  20,946,419  36,207,430  12,722,372  17,085,731   8,623,690  49,168,480  11,984,158  6,179,393
                      -----------------------------------------------------------------------------------------------------------
Net assets available
 for benefits at
 end of year          $244,602,787 $19,405,051 $40,871,302 $13,754,016 $24,130,657 $14,225,493 $94,314,416 $30,245,957 $7,655,895
                      ===========================================================================================================

See accompanying notes.

          Computer Associates Savings Harvest Plan

     Statement of Changes in Net Assets Available for Benefits

                  Year ended March 30, 1994

                                                                                              Computer   Retirement
                                                         U.S. Equity             Growth and  Associates     Money
                                 Intermediate   Puritan     Index      Magellan     Income      Stock       Market    Participant
                         Total     Bond Fund      Fund     Portfolio      Fund       Fund       Fund       Portfolio  Loans Fund
                      -----------------------------------------------------------------------------------------------------------
Additions
Contributions:
 Computer Associates
  International,
   Inc.             $17,034,607    $  319,362  $  443,619 $   13,714   $1,152,509  $  990,644  $13,786,516  $  328,243
 Employees           12,840,669     1,726,448   2,913,224  1,318,249    2,344,786   1,737,823    2,030,364     769,775
Income from
 investments:
Interest and dividend
income                9,090,350     1,933,715   4,737,251    702,288      957,898     378,035       64,245     316,801  $     117
Net realized and
unrealized
 appreciation
(depreciation) in
 fair value of
 investments          7,629,882     (681,152)    (796,578)  (222,089)    (586,204)   (202,839)  10,118,744
                     ------------------------------------------------------------------------------------------------------------
Total additions      46,595,508    3,298,373    7,297,516  1,812,162    3,868,989   2,903,663   25,999,869   1,414,819        117

Deductions
Withdrawals and
distributions       (11,876,374)  (2,321,425)  (2,854,882) (1,260,177)   (736,056)   (323,264)  (2,933,516) (1,271,664) (175,390)
Interfund transfers
 - net                           (13,034,955)    (805,406) (7,719,930) 13,953,545  6,044,995   (6,352,615)   4,427,318  3,487,048
Administrative
 expenses              (266,992)      (5,443)      (5,387)       (401)       (747)    (1,704)        (945)    (252,365)
                    ------------------------------------------------------------------------------------------------------------

Total (deductions)
 additions          (12,143,366) (15,361,823)  (3,665,675) (8,980,508) 13,216,742  5,720,027   (9,287,076)   2,903,289  3,311,658
                    -------------------------------------------------------------------------------------------------------------
Net additions
 (deductions)        34,452,142  (12,063,450)   3,631,841  (7,168,346) 17,085,731  8,623,690   16,712,793   4,318,108   3,311,775
Net assets available
 for benefits at
  beginning of
 year               128,465,531   33,009,869   32,575,589  19,890,718                          32,455,687   7,666,050   2,867,618
                    -------------------------------------------------------------------------------------------------------------
Net assets
 available for
 benefits at end
  of year          $162,917,673  $20,946,419 $36,207,430  $12,722,372 $17,085,731 $8,623,690  $49,168,480 $11,984,158  $6,179,393
                   ==============================================================================================================

See accompanying notes.

                        Computer Associates Savings Harvest Plan

                             Notes to Financial Statements

                                   March 30, 1995


1. DESCRIPTION OF THE PLAN

GENERAL

The following description of the Computer Associates Savings
Harvest Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The  Plan  is  a  defined  contribution  plan  covering
all eligible  salaried  employees. An employee  is
eligible  to participate in the Plan in the month
following completion of one   full   year   of   service
to   Computer   Associates International, Inc. (the "Company").
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

As a result of acquisitions by the Plan sponsor, the assets of The ASK Group 401(k) Plan and the Newtrend LP
401(k) Plan were transferred into the Plan during the Plan year end March 30, 1995. The Plan has been amended for these acquisitions.

CONTRIBUTIONS

During each payroll period, Plan participants may elect to contribute a percentage of their base compensation ranging from 2% to 15%. Each participant can change this election at any time but not more than once every three months.

To   comply  with  the  Tax  Reform  Act  of  1986,  pre-
tax contributions elected by any participant may not exceed $9,240 and $8,994 for the calendar years ended
December 31, 1994 and 1993. Participants can contribute on an after-tax basis as well.

The Company contributes to the Plan on behalf of each participant as a matching contribution, an amount equal to 50% of such participant's contribution up to a maximum of 2.5% of the participant's base compensation. The matching contributions for the years ended March 30, 1995 and 1994 were $3,874,421 and
$3,747,023, respectively.

In  addition  to its matching contribution, the Company
may contribute  to  the  Plan  in  respect  of  each
year,   a discretionary contribution in an amount that
the  Board  of Directors  of  the  Company may,  in  its  sole discretion, determine.  The discretionary contributions
for  the  years ended   March  30,  1995  and  1994
were $14,966,926 and $13,287,584 respectively. The discretionary contribution is allocated to each participant generally in

                        Computer Associates Savings Harvest Plan

1. DESCRIPTION OF THE PLAN (continued)


the  same ratio that the participant's base compensation
for the  Plan  year  bears  to  the  base  compensation
of  all participants   for   such  Plan  year.   The
discretionary contribution  for  the year ended March
30, 1995 includes 255,294 common shares of the Company valued at $14,966,611. The discretionary contribution for the year ended March 30, 1994 includes 447,453 common shares of the Company valued at $13,199,875.

PARTICIPANT ACCOUNTS

A separate account is established and maintained in the name of each participant and reflects the participant's balance invested therein. Such balance includes earnings and losses allocated to the participants accounts based upon the percentage investment of the account balance to the total fund balances.

VESTING

The matching and discretionary contributions made by the Company on behalf of a participant vest as follow.
With less than three years of service, 0% is vested. The participant's vested percentage then increases to 20% after three years, 40% after four years, 60% after five years, 80% after six years, and 100% after seven years of service. In addition, 100% vesting occurs upon death or total disability of a participant, upon attainment of normal retirement age, or upon termination of the Plan.

INVESTMENT OPTIONS

The assets of the Plan are invested by Fidelity in seven separate funds:

 Fidelity Intermediate Bond Fund which invests in high and upper-medium grade fixed-income obligations with intermediate maturities.

 Fidelity Puritan Fund, which invests in income-producing common stocks, preferred stocks, and bonds.

 Fidelity U.S. Equity Index Portfolio, which invests mostly in the common stock of the 500 companies that make up the Standard & Poor's 500 Index.

 Fidelity Magellan Fund, which invests in common stock and securities convertible to common stock.

                        Computer Associates Savings Harvest Plan

1. DESCRIPTION OF THE PLAN (continued)

 Fidelity Growth and Income Portfolio, which invests in common stock, securities convertible to common stock, preferred stock and fixed income securities.

 Computer Associates Stock Fund, which is invested in the common stock of a single company, Computer Associates
 International, Inc.

 Fidelity Retirement Money Market Portfolio, which invests in high-quality, U.S. dollar denominated money market instruments.

Participants may redirect future contributions or transfer their current investment balances between funds on a daily basis in increments of 1%.

PAYMENT OF BENEFITS

The   Plan  provides  for  benefit  distributions  to
Plan participants or their beneficiaries upon the participant's retirement, termination of employment or death. Any participant may apply to withdraw all or part of his/her vested account balance subject to specific hardship withdrawal provision criteria in the Plan and the approval of the Plan Administrative
Committee.

PARTICIPANT LOANS RECEIVABLE

Any participant may take a loan from his/her account based upon certain provisions of the Plan being met.
Upon the death, retirement or termination of employment of the participant, the Plan may deduct the total unpaid balance or any portion thereof from any payment or distribution to which the participant or his beneficiaries may be entitled. Loans bear interest at market rates and are fixed at the time the loan is applied for. The rate at March 30, 1995 was 10%.
All loans must be repaid in equal bi-monthly installments.
Loans generally extend from one to five years.

EXPANSE ALLOCATION

To the extent that the costs of recordkeeping and administration of the funds are not covered by Plan forfeitures, they are borne by the Plan sponsor, (the Company). Such costs for Plan years 1995 and
1994 were $225,117 and $230,083, respectively, and were covered by Plan forfeitures.

                        Computer Associates Savings Harvest Plan

1. DESCRIPTION OF THE PLAN (continued)

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Investments in Fidelity funds and Computer Associates
Stock Fund are stated at fair value based upon quoted prices in published sources.

The realized net gain or loss on sale of investments is the difference between the proceeds received and the average cost of investments sold. The unrealized net gain or loss is the difference between the fair value and the cost of investments for each year. These combined amounts are included in the statement of changes in net assets available for benefits.

3. INVESTMENTS

The following investments represent 5% or more of the Plan's net assets at March 30, 1995, which are represented at fair value as determined by quoted market prices.

<CATION>
                                     Number of
                                       Units    Fair Value
                                     ------------------------
Intermediate Bond Fund                1,944,353   $19,424,087
Puritan Fund                          2,654,264    40,928,748
U.S. Equity Index Portfolio             747,543    13,784,687
Magellan Fund                           334,141    24,205,174
Growth and Income Portfolio             632,038    14,258,772
CA Stock Fund                         3,199,260    79,469,626
Retirement Money Market Portfolio    30,487,759    30,487,759


                        Computer Associates Savings Harvest Plan

4. INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal
Revenue Code (the "Code"), and its related trust is therefore exempt from Federal income tax under Section
501 of the Code. Subsequent to the ruling, the Plan has been amended to comply with provisions of the Tax
Reform Act of 1986 and the  tax  acts thereafter. The
Plan was restated in its entirety effective March 31, 1992. The Company has received a favorable tax determination letter from the Internal Revenue Service dated June 12, 1995. The Company is not aware of any course of action or series of events that might adversely affect the qualified status of the Plan.

                           SCHEDULES


                Computer Associates Savings Harvest Plan

        Item 27a - Schedule of Assets Held for Investment Purposes

                             March 30, 1995




 Identity of Issue, Borrower,                Number                     Current
   Lessor or Similar Party                  of Units        Cost         Value
-----------------------------------------------------------------------------------
Fidelity Intermediate Bond Fund             1,944,353    $20,513,495   $19,424,087

Fidelity Puritan Fund                       2,654,264     41,921,730    40,928,748

Fidelity U.S. Equity Index Portfolio          747,543     12,727,057    13,784,687

Fidelity Magellan Fund                        334,141     23,455,917    24,205,174

Fidelity Growth and Income Portfolio          632,038     13,886,759    14,258,772

Fidelity Computer Associates Stock Fund     3,199,260     38,885,154    79,469,626

Fidelity Retirement Money Market Portfolio 30,487,759     30,487,759    30,487,759

Participant Loans                                          7,655,895     7,655,895
                                                        ----------------------------
Total                                                   $189,533,766  $230,214,748
                                                        ============================



          Computer Associates Savings Harvest Plan

       Item 27d - Schedule of Reportable Transactions

                  Year ended March 30, 1995


                                  Number of    Purchase      Number       Sales     Cost of     Net Gain
Identity of Party Involved        Purchases     Price       of Sales      Price     Assets       (Loss)
------------------------------------------------------------------------------------------------------------
Category (i) a single
security transaction in
excess of 5% of plan assets:
Computer Associates Stock Fund        1       13,188,635
Retirement Money Market Portfolio     1       17,000,000
Retirement Money Market Portfolio     1        8,453,210


Category (iii) - a series of
security transactions in
excess of 5% of plan assets:
Puritan Fund                        244      $18,256,427      223      $13,551,412  $13,904,253  $(352,841)
Magellan Fund                       251       20,136,463      226       14,125,304   14,479,078   (353,774)
Growth and Income Portfolio         240       10,625,182      206        5,587,123    5,533,065     54,058
Computer Associates Stock Fund      252       62,804,834      249       60,669,027   48,570,640 12,098,387
Retirement Money Market Portfolio   255       68,611,440      242       50,154,233   50,154,233

There were no category (ii) or (iv) reportable transactions during the period ended March 30, 1995.

